Exhibit 99.1

Richard L. Bready, Chairman and CEO
Edward J. Cooney, Vice President and Treasurer
(401) 751-1600

IMMEDIATE

NORTEK REPORTS RECORD 3RD-QUARTER OPERATING EARNINGS
_____

All Operating Groups Show Growth in Sales and Earnings
_____

PROVIDENCE, RI, November 6, 2003—**Nortek, Inc.** ("**Nortek**"), a leading

international designer, manufacturer and marketer of high-quality brand name

building products, today announced operating earnings from continuing operations

for the third quarter increased 40 percent to a record $74.5 million as its core

residential housing and home-improvement markets remained strong.

Key financial highlights from continuing operations for the third quarter included:

- Net sales of $555 million, an increase of 10 percent compared to the

  $505 million recorded for the third quarter of 2002.

- Operating earnings of $74.5 million, an increase of 40.8 percent compared

  to last year's $52.9 million.

- EBITDA of $84.6 million, an increase of 33 percent compared to $63.6

  million for the prior year.

- m o r e -

Richard L. Bready, Chairman and Chief Executive Officer, said, "We are pleased with our third-quarter performance, as **Nortek** is continuing to benefit from its leading market share positions and strong brand recognition."

On January 9, 2003, certain affiliates of Kelso & Company, L.P. and certain members of management acquired control of **Nortek** in a recapitalization transaction.

Net sales for the nine-day period ending January 9, 2003 and the period from January 10 to October 4, 2003 were $34 million and $1,535 million, respectively. Operating earnings (loss) for the nine-day period ending January 9, 2003 and the period from January 10 to October 4, 2003 were $(86.8) million and $175.7 million, respectively. EBITDA for the nine-day period ending January 9, 2003 and the period from January 10 to October 4, 2003 was $(85.9) million and $210.7 million, respectively. Excluding expenses and charges of approximately $87.7 million arising from the Recapitalization, as-adjusted EBITDA was $1.8 million for the nine-day period ending January 9, 2003.

The 2003 nine-month results presented below include the nine-day period from January 1 to January 9 (pre-recapitalization) and the post-recapitalization period from January 10 to October 4.

The Company's net sales from continuing operations for the combined periods of January 1 to

October 4, 2003 were $1,569 million, an increase of 8.1 percent over the $1,452 million

reported for the first nine months of 2002. Operating earnings for the combined periods from

January 1 to October 4, 2003 were $88.8 million compared to $151.9 million last year.

Excluding expenses and charges of approximately $87.7 million arising from the

recapitalization, operating earnings for the combined periods ending October 4, 2003 were

$176.5 million. As adjusted (excluding costs related to recapitalization), EBITDA from

continuing operations for the combined period from January 1 to October 4, 2003 was $212.5

million, compared to $190.7 million for the prior year.

Mr. Bready noted that, "Overall housing activity remains very healthy as demonstrated by

strong September reports of housing starts and sales of new and existing homes. Going

forward, it is expected that the overall residential housing markets will continue solid in the

seasonally slow fourth quarter. However, we believe the tough conditions we face in the

manufactured housing and commercial HVAC markets will continue into 2004."

Mr. Bready also noted that **Nortek** operating earnings in the first nine months benefited from

continued implementation of manufacturing efficiencies and strategic sourcing programs,

offset to some degree by high energy costs, particularly on resin-based materials.

Acquisitions contributed approximately $17 million and $28 million to net sales and $2.8 million and $4.3 million to operating earnings for the third quarter and the combined periods ended October 4, 2003, respectively.

As of October 4, 2003, **Nortek** had approximately $121 million in unrestricted cash, equivalents and marketable securities and availability under its $200 million revolving credit facility of approximately $170 million (net of outstanding letters of credit totaling approximately $30 million).

On October 9, 2003, **Nortek** announced that it has retained financial advisors to assist in exploring strategic alternatives for its Windows, Doors and Siding Products Segment, including its possible sale. There can be no assurance that any transaction will result from the exploration process.

Nortek* (a wholly owned subsidiary of **Nortek Holdings, Inc.**) is a leading international manufacturer and distributor of high-quality, competitively priced building, remodeling and indoor environmental control products for the residential and commercial markets. **Nortek** offers a broad array of products for improving the environments where people live and work. Its products include: range hoods and other spot ventilation products; heating and air conditioning systems; vinyl products, including windows and doors, siding, decking, fencing and accessories; indoor air quality systems; and specialty electronic products.

As used herein, the term "Nortek" refers to Nortek, Inc., together with its subsidiaries, unless the context indicates otherwise. This term is used for convenience only and is not intended as a precise description of any of the separate corporations, each of which manages its own affairs.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the Company's current plans and expectations and involve risks and uncertainties that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements. Important factors impacting such forward-looking statements include the availability and cost of raw materials and purchased components, the level of construction and remodeling activity, changes in general economic conditions, the rate of sales growth, and product liability claims. The Company undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. For further information, please refer to the reports and filings of the Company with the Securities and Exchange Commission.

# # #

NORTEK, INC. AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED SUMMARY OF OPERATIONS
(Amounts in thousands)

| | Three Months Ended | | For the Periods | | |
	Post-Recapitalization Oct. 4, 2003	Pre-Recapitalization Sept. 28, 2002	Post-Recapitalization Jan. 10, 2003 - Oct. 4, 2003	Jan. 1, 2003 - Jan. 9, 2003	Jan. 1, 2002 - Sept. 28, 2002
			(Unaudited)	Pre-Recapitalization	
Net sales..	$ 555,102	$ 504,583	$ 1,534,806	$ 33,775	$ 1,451,514
Cost of products sold	393,032	365,726	1,107,189	26,286	1,044,940
Selling, general and administrative expenses, net	84,495	83,449	242,999	6,485	244,040
Amortization of intangible assets	3,055	1,467	8,956	137	4,459
Expenses and charges arising from the Recapitalization....	---	1,000	---	87,700	6,200
	480,582	451,642	1,359,144	120,608	1,299,639
Operating earnings (loss).....................................	74,520	52,941	175,662	(86,833)	151,875
Interest expense	(22,838)	(23,993)	(71,039)	(2,288)	(72,383)
Investment income...	318	1,852	1,077	121	5,508
Earnings (loss) from continuing operations before provision (benefit) for income taxes.....................	52,000	30,800	105,700	(89,000)	85,000
Provision (benefit) for income taxes.................................	21,900	14,200	43,200	(24,100)	35,700
Earnings (loss) from continuing operations.......................	30,100	16,600	62,500	(64,900)	49,300
Earnings from discontinued operations	---	100	---	---	5,700
Net earnings (loss)	$ 30,100	$ 16,700	$ 62,500	$(64,900)	$ 55,000

The accompanying notes are an integral part of this unaudited condensed consolidated summary of operations.

A.   The unaudited condensed consolidated summary of operations for Nortek, Inc. and its subsidiaries (the "Company" or "Nortek"), in the opinion of management, reflects all adjustments necessary for a fair statement of the periods presented. In 2002, the Company sold certain subsidiaries of its wholly-owned subsidiary, Ply Gem Industries, Inc. ("Ply Gem"). The sale of these subsidiaries and their related operating results have been excluded from earnings (loss) from continuing operations and are classified as discontinued operations for all periods presented (see Note H). Certain amounts in the prior year's unaudited condensed consolidated summary of operations have been reclassified to conform to the current year presentation. It is suggested that this unaudited condensed consolidated summary of operations be read in conjunction with the consolidated financial statements and the notes included in the Company's latest annual report on Form 10-K, its latest quarterly report on Form 10-Q and its latest Current Reports on Form 8-K as filed with the Securities and Exchange Commission ("SEC") (see Note C).

On November 20, 2002, the Company reorganized into a holding company structure and each outstanding share of capital stock of the Company was converted into an identical share of capital stock of Nortek Holdings, Inc. ("Nortek Holdings"), a Delaware corporation formed in 2002, with Nortek Holdings becoming the successor company and the Company becoming a wholly-owned subsidiary of Nortek Holdings (the "Nortek Holdings Reorganization"). On January 9, 2003, Nortek Holdings, the parent company of Nortek, was acquired by certain affiliates and designees of Kelso & Company L.P. ("Kelso") and certain members of the Company's management (the "Management Investors") in accordance with the Agreement and Plan of Recapitalization by and among Nortek, Inc., Nortek Holdings, Inc. and K Holdings, Inc. ("K Holdings") dated as of June 20, 2002, as amended, (the "Recapitalization Agreement") in a transaction valued at approximately $1.6 billion, including all of the Company's indebtedness (the "Recapitalization") (see Note C).

Beginning on January 9, 2003, the Company and Nortek Holdings accounted for the Recapitalization as a purchase in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS No. 141"), which resulted in a new valuation for the assets and liabilities of Nortek Holdings and its subsidiaries based upon fair values as of the date of the Recapitalization. As allowed under SEC Staff Accounting Bulletin No. 54, "Push Down Basis of Accounting Required in Certain Limited Circumstances", the Company has reflected all applicable purchase accounting adjustments recorded by Nortek Holdings in the Company's Consolidated Financial Statements for all SEC filings covering periods subsequent to the Recapitalization ("Push Down Accounting"). Push Down Accounting requires the Company to establish a new basis for its assets and liabilities based on the amount paid for its ownership at January 9, 2003. Accordingly, Nortek Holdings' ownership basis (including the fair value of options rolled over by the Management Investors) is reflected in Nortek's Consolidated Financial Statements beginning upon completion of the Recapitalization. In order to apply Push Down Accounting, Nortek Holdings' purchase price of approximately $468,737,000 was allocated to the assets and liabilities based on their relative fair values and approximately $440,837,000 was reflected in the Company's Stockholder's Investment as the value of Nortek Holdings' ownership in the Company upon completion of the Recapitalization. Immediately prior to the Recapitalization, the Company's Stockholder's Investment was approximately $156,702,000. Purchase price allocations are subject to refinement until all pertinent information is obtained. As of January 10, 2003, the Company preliminarily allocated the excess purchase price over the net assets acquired in the Recapitalization based on its estimates of the fair value of assets and liabilities as follows:

	Excess purchase price of the Recapitalization allocated to
Inventories	$ 13,234,000
Property, plant and equipment	102,474,000
Intangible assets	72,953,000
Goodwill	232,372,000
Indebtedness	(33,776,000)
Prepaid and deferred income taxes	(51,611,000)
Pension	(24,044,000)
Other	433,000
Total	$ 312,035,000

During the period from January 10, 2003 to October 4, 2003, the Company reflected approximately $6,000,000 of excess purchase price allocated to inventory as a non-cash charge to cost of goods sold. There was no additional non-cash charge to cost of goods sold in the three months ended October 4, 2003 arising from excess purchase price from the Recapitalization allocated to inventory. During the three months ended October 4, 2003 and the period from January 10, 2003 to October 4, 2003, the Company reflected approximately $3,400,000 and $9,700,000, respectively, of lower depreciation expense in cost of sales, approximately $1,600,000 and $4,600,000, respectively, of additional amortization expense of intangible assets and approximately $1,500,000 and $4,300,000, respectively, of lower interest expense from the amortization of premium allocated to indebtedness as compared to the Company's historical basis of accounting prior to the Recapitalization.

The Company has estimated the fair value of its assets and liabilities, including intangible assets and property, plant and equipment, as of the Recapitalization, utilizing information available at the time that the Company's Unaudited Condensed Consolidated Financial Statements were prepared and these estimates are subject to refinement until all pertinent information has been obtained. The Company is in the process of obtaining outside third party appraisals of its intangible assets and property, plant and equipment.

The impact of these fair value estimates has been reflected in the Company's summary of operations for the periods ended October 4, 2003. Should the intangible asset or property, plant and equipment appraisals result in differences in the average amortizable or depreciable lives of these assets or in the fair value amount of the estimates, the following estimated changes in annual operating earnings would occur:

	Increase (decrease) in operating earnings		
	Property, Plant and Equipment	Intangible Assets	Total
If lives are one year greater	$ 1,800,000	$ 800,000	$ 2,600,000
If lives are one year less	(2,100,000)	(900,000)	(3,000,000)
If fair value is $10,000,000 greater	(800,000)	(700,000)	(1,500,000)
If fair value is $10,000,000 less	800,000	700,000	1,500,000

The combined periods from January 1, 2003 to January 9, 2003 and from January 10, 2003 to October 4, 2003 contain 275 days while the first nine months of 2002 contained 270 days. Accordingly, operating results for 2003 include approximately $1,000,000 of additional interest expense as compared to 2002 since the Company accrues interest expense based on the number of days contained in each reporting period.

B.   EBITDA from operations is operating earnings (loss) from continuing operations plus depreciation and amortization expense (other than amortization of deferred debt expense and debt premiums and discounts) and the non cash write off of the portion of the excess purchase price from acquisitions allocated to inventories. Adjusted EBITDA excludes expenses and charges arising from the Recapitalization. EBITDA is presented as it is a common analytical measurement utilized by investors to assess the Company's performance. The Company's common stock is no longer publicly traded. In accordance with the indentures of the Company's 8 7/8% Senior Notes due 2008, 9 1/4% Senior Notes due 2007, 9 1/8% Senior Notes due 2007 and 9 7/8% Senior Subordinated Notes due 2011 (the "Existing Notes"), the Company is required to continue to file periodic reports with the SEC. Numerous covenants contained in the indentures to the Existing Notes require financial measurements involving a cash flow measure similar to EBITDA. In addition, EBITDA is presented as it allows noteholders to assess the Company's ability to service and incur indebtedness. We also believe that EBITDA, when considered with other information, is useful to investors to analyze current results since it reflects operating results before depreciation, amortization and other non-cash items, which items are based on historical cost and varying depreciable lives. Since each of the Company's segments, its competitors and other investment opportunities available to noteholders all have differing historical cost structures, EBITDA is another measurement available to investors, particularly noteholders, to make investment decisions. EBITDA should not be considered as an alternative to earnings (loss) from continuing operations, net earnings (loss) or cash flow measures as determined in accordance with accounting principles generally accepted in the United States.

The following table presents a reconciliation from net earnings (loss) to EBITDA and Adjusted EBITDA for the periods presented:

	Three Months Ended	
	Post-Recapitalization October 4, 2003	**Pre-Recapitalization September 28, 2002**
	(Amounts in thousands)	
	(Unaudited)	
Net earnings	$ 30,100	$ 16,700
Earnings from discontinued operations	---	(100)
Provision for income taxes	21,900	14,200
Investment income	(318)	(1,852)
Interest expense	22,838	23,993
Operating earnings	74,520	52,941
Depreciation expense	6,670	9,191
Amortization of intangible assets	3,055	1,467
Non cash charge of purchase price allocated to inventory	323	---
EBITDA	84,568	63,599
Expenses and charges arising from the Recapitalization	---	1,000
Adjusted EBITDA	$ 84,568	$ 64,599

	For the Periods		
	Post-Recapitalization	**Pre-Recapitalization**	
	Jan. 10, 2003 - Oct. 4, 2003	**Jan. 1, 2003 - Jan. 9, 2003**	**Jan. 1, 2002 - Sept. 28, 2002**
	(Amounts in thousands)		
	(Unaudited)		
Net earnings (loss)	$ 62,500	$(64,900)	$ 55,000
Earnings from discontinued operations	---	---	(5,700)
Provision (benefit) for income taxes	43,200	(24,100)	35,700
Investment income	(1,077)	(121)	(5,508)
Interest expense	71,039	2,288	72,383
Operating earnings (loss)	175,662	(86,833)	151,875
Depreciation expense	19,406	831	28,146
Amortization of intangible assets	8,956	137	4,459
Non cash charge of purchase price allocated to inventory	6,685	---	---
EBITDA	210,709	(85,865)	184,480
Expenses and charges arising from the Recapitalization	---	87,700	6,200
Adjusted EBITDA	$ 210,709	$ 1,835	$ 190,680

10

C.   On January 8, 2003, at a special meeting of stockholders of Nortek Holdings, the stockholders approved the following amendments to the certificate of incorporation (the "Stockholder Approval"), which were required in order to complete the Recapitalization:

- A new class of common stock, Class A Common Stock, par value $1.00 per share, of Nortek Holdings was created consisting of 19,000,000 authorized shares.

- At the time that the amendment to the certificate of incorporation became effective, each share of common stock, par value $1.00 per share and special common stock, par value $1.00 per share outstanding, was reclassified into one share of a new class of mandatorily redeemable common stock, Class B Common Stock, par value $1.00 per share, of Nortek Holdings consisting of 14,000,000 authorized shares.

- Class B Common Stock was required to be immediately redeemed for $46 per share in cash upon completion of the Recapitalization.

- The authorized number of shares of Series B Preference Stock, par value $1.00 per share, was increased to 19,000,000 authorized shares.

Following the Stockholder Approval, common stock and special common stock held by the Management Investors were exchanged for an equal number of newly created shares of Series B Preference Stock. In addition, certain options to purchase shares of common and special common stock held by the Management Investors were exchanged for fully vested options to purchase an equal number of shares of the newly created Class A Common Stock. The remaining outstanding options, including some held by Management Investors, were cancelled in exchange for the right to receive a single lump sum cash payment equal to the product of the number of shares of common stock or special common stock underlying the option and the amount by which the redemption price of $46 per share exceeded the per share exercise price of the option.

On January 9, 2003, in connection with the Recapitalization, Kelso purchased newly issued shares of Series B Preference Stock for approximately $355,923,000 and purchased shares of Series B Preference Stock held by the Management Investors for approximately $18,077,000. Newly issued Class A Common Stock of approximately $3,262,000 was purchased by designated third parties. Shares of Series B Preference Stock held by the Management Investors that were not purchased by Kelso were converted into an equal number of shares of Class A Common Stock. In addition, the Company declared and distributed to Nortek Holdings a dividend of approximately $120,000,000 and distributed approximately $27,900,000 for reimbursement of fees and expenses of Kelso, which were paid out of the Company's unrestricted cash and cash equivalents on hand and were permissible under the most restrictive covenants with respect to the indentures of the Company's Existing Notes.

Nortek Holdings used the proceeds from the purchase by Kelso and designated third parties of the newly issued Series B Preference Stock and Class A Common Stock and the dividend from Nortek to redeem Nortek Holdings' Class B Common Stock and to cash out options to purchase common and special common stock totaling approximately $479,185,000. Kelso also purchased from certain Management Investors 392,978 shares of Series B Preference Stock for approximately $18,077,000.

In connection with the Recapitalization, K Holdings received a bridge financing letter from a lender for a senior unsecured term loan facility not to exceed $955,000,000 (the "Bridge Facility"). The Bridge Facility was intended to be used to fund, if necessary, any change in control offers the Company might have made in connection with the Recapitalization. The Company did not use this Bridge Facility because the structure of the Recapitalization did not require the Company to make any change of control offers. The commitment letter expired on January 31, 2003. As a result, the Company's consolidated interest expense for the period from January 10, 2003 to October 4, 2003 includes approximately $4,100,000 of interest expense from the amortization of the Bridge Facility commitment fees and related expenses. In the third quarter of 2003, the Company did not incur any additional interest expense related to the expiration of this commitment letter.

In January 2003, Nortek Holdings filed for the deregistration of its shares of common and special common stock under the Securities Exchange Act of 1934. Nortek Holdings' shares of common and special common stock are no longer publicly traded. The Company will continue to file periodic reports with the SEC as required by the respective indentures of the Company's Existing Notes.

Under the terms of one of the Company's supplemental executive retirement plans ("SERP"), the Company was required to make one-time cash payments to participants in such plan in satisfaction of obligations under that plan when the Recapitalization was completed. Accordingly, the Company made a distribution of approximately $75,100,000 to the participants in the plan from funds included in the Company's Consolidated Balance Sheet at December 31, 2002 and classified in long-term assets in restricted investments and marketable securities held by pension trusts and transferred to one of the participants a life insurance policy with approximately $10,300,000 of cash surrender value to satisfy a portion of the SERP's obligation to such participant. The termination and settlement of the obligation of this SERP resulted in a curtailment loss on January 9, 2003 (see Note D).

The total amount of transaction fees and related costs incurred by the Company and Kelso associated with the Recapitalization was approximately $47,348,000, including the $27,900,000 noted above, of which approximately $10,500,000 of advisory fees and expenses was paid to Kelso & Company L.P. A portion of these fees and expenses was recorded by the Company in selling, general and administrative expense, since they were obligations of the Company prior to the Recapitalization. Approximately $12,848,000 was recorded as expense on January 9, 2003 since these fees and expenses became obligations of the Company upon consummation of the Recapitalization (see Note D). Approximately $6,600,000 of expense was previously recorded by the Company in the year ended December 31, 2002, of which $1,000,000 and $6,200,000 was recorded in the third quarter and first nine months of 2002, respectively.

The following reflects the pro forma effect of the Recapitalization for the periods presented through January 9, 2003:

	For the Period Jan. 1, 2003 - Jan. 9, 2003	For the Three Months Ended Sept. 28, 2002	For the Nine Months Ended Sept. 28, 2002	For the Year ended Dec. 31, 2002
	(Amounts in thousands)			
Net sales	$ 33,775	$ 504,583	$ 1,451,514	$ 1,888,292
Operating earnings	832	54,924	159,192	197,442
Earnings (loss) from continuing operations	(1,126)	21,814	53,192	64,998
EBITDA:				
Net earnings (loss)	$ (1,126)	$ 21,914	$ 58,892	$ 68,498
Earnings from discontinued operations	---	(100)	(5,700)	(3,500)
Provision (benefit) for income taxes	(90)	10,769	34,389	38,714
Investment income	(98)	(622)	(1,538)	(2,252)
Interest expense	2,146	22,963	73,149	95,982
Operating earnings	832	54,924	159,192	197,442
Depreciation expense	494	6,382	19,146	25,528
Amortization expense	234	3,045	9,135	12,181
Non cash charge of purchase price allocated to inventory	---	---	6,018	6,018
EBITDA	$ 1,560	$ 64,351	$ 193,491	$ 241,169

The unaudited pro forma condensed consolidated summary of operations for the periods presented has been prepared by adjusting the Company's historical summary of operations to give effect to the Recapitalization as if it had occurred on January 1, 2002. Fees, expenses and charges resulting from the Recapitalization, including the $6,600,000 noted above, have been excluded from the above pro forma financial data since this pro forma data assumes that the Recapitalization occurred on January 1, 2002 (see Note D). The information contained in this unaudited pro forma condensed consolidated summary of operations has been prepared utilizing information available at the time that the Company's Unaudited Condensed Consolidated Financial Statements were prepared and is subject to refinement until all pertinent information has been obtained. The unaudited pro forma condensed consolidated summary of operations reflects the Company's estimate of the effect of fair value adjustments for inventory, property, plant and equipment, intangible assets, pension, debt and financing costs and their related deferred tax attributes. The excess of the purchase price over the historical basis of net assets and these fair value adjustments was recorded as goodwill. Property, plant and equipment, intangible assets and certain other assets and liabilities and related tax attributes have been adjusted to fair value in the Company's consolidated balance sheet on October 4, 2003 based on Company estimates. Certain pertinent information related to the fair value of these items has not yet been obtained or completed. Pertinent information not yet obtained or completed includes, among other items, third party appraisals of intangible assets and property, plant and equipment and their related deferred tax attributes.

D.   For the nine days ended January 9, 2003, the Company incurred certain charges in connection with the Recapitalization. These charges were as follows:

Curtailment loss upon termination of a SERP	$ 70,142,000
Recapitalization fees, expenses and other	12,848,000
Compensation expense from the settlement and cancellation of stock options	4,710,000
	$87,700,000

The operating results of the Air Conditioning and Heating Products Segment for the three months ended October 4, 2003 and the period from January 10, 2003 to October 4, 2003 include approximately $2,300,000 and $3,700,000, respectively, of severance and other costs associated with the closure of certain manufacturing facilities. The operating results of the Air Conditioning and Heating Products Segment for the three months ended October 4, 2003 and the period from January 10, 2003 to October 4, 2003 also include approximately $400,000 and $1,000,000, respectively, of expenses associated with the start-up of a new manufacturing facility. The operating results of the Windows, Doors and Siding Products Segment for the period from January 10, 2003 to October 4, 2003 include approximately $600,000 of severance and other costs associated with the closure of certain manufacturing facilities. The operating results of the Windows, Doors and Siding Products segment for the period from January 10, 2003 to October 4, 2003 also include approximately $1,300,000 of costs and expenses for expanded distribution including new customers. There were no additional costs and expenses incurred related to the closure of a manufacturing facility or the expanded distribution in the Windows, Doors and Siding Products Segment in the third quarter of 2003.

In the second quarter of 2002, approximately $4,400,000 was charged to operating earnings and is included in selling, general and administrative expenses relating to an incentive earned by certain of the Company's officers under the Company's 1999 Equity Performance Plan. In addition, as discussed in Note C, the Company has recorded expenses of approximately $1,000,000 and $6,200,000 in selling, general and administrative expenses in the third quarter and first nine months of 2002, respectively, related to fees and expenses associated with the Recapitalization of the Company. In the third quarter of 2002, the Company incurred approximately $2,100,000 in connection with its re-audit of the Company's Consolidated Financial Statements for each of the three years in the period ended December 31, 2001 (see Notes C and H). In the third quarter of 2002, the Company incurred approximately $1,600,000 of direct expenses and third party fees associated with the Company's strategic sourcing initiative which are recorded in Other in the Company's segment reporting.

E.   The period from January 10, 2003 to October 4, 2003 includes approximately $4,100,000 of interest expense from the amortization of the Bridge Facility commitment entered into as part of the Recapitalization (see Note C). Interest expense for the third quarter and first nine months of 2002 includes a non-cash reduction in interest expense of approximately $400,000 and $1,200,000, respectively related to the Company's former interest rate collar agreement, which was terminated in August 2002.

F. On January 17, 2003, the Company acquired Elan Home Systems L.L.C. ("Elan") for an aggregate purchase price of approximately $18,900,000 including a $1,500,000 note payable to the sellers. Elan manufactures and sells consumer electronic equipment that controls whole-house entertainment, communication and automation systems for new residential construction and retrofit markets. For the year ended December 31, 2002, Elan reported net sales of approximately $21,300,000 (unaudited). On July 11, 2003, the Company acquired SpeakerCraft, Inc. ("SPC") for approximately $58,100,000 in cash. SPC is a leading designer and supplier of architectural loudspeakers and audio products used in residential custom applications. For the year ended December 31, 2002, SPC reported net sales of approximately $34,800,000 (unaudited). Acquisitions contributed approximately $16,867,000 and $27,996,000 to net sales for the three months ended October 4, 2003 and for the period from January 10, 2003 to October 4, 2003, respectively, and contributed approximately $2,783,000 and $4,342,000 to operating earnings for the three months ended October 4, 2003 and for the period from January 10, 2003 to October 4, 2003, respectively. Elan and SPC are included in the Residential Building Products Segment in the Company's segment reporting. Pro forma results related to these acquisitions have not been presented, as the effect is not significant to the Company's consolidated operating results.

G.   Net sales, operating earnings and pre-tax earnings from continuing operations for the Company's segments for the three months ended October 4, 2003 and September 28, 2002, respectively, were as follows:

	Three Months Ended	
	Post-Recapitalization October 4, 2003	Pre-Recapitalization September 28, 2002
	(Amounts in millions)	
Net sales:		
Residential building products	$ 217.5	$ 182.1
Air conditioning and heating products	181.1	175.9
Windows, doors and siding products	156.5	146.6
Consolidated net sales	$ 555.1	$ 504.6
Operating earnings:		
Residential building products	$ 41.6	$ 33.2
Air conditioning and heating products *	17.9	15.5
Windows, doors and siding products	24.8	23.6
Subtotal	84.3	72.3
Unallocated:		
Expenses and charges arising from the Recapitalization	---	(1.0)
Re-audit fees and expenses	---	(2.1)
Strategic sourcing expense	(0.1)	(1.6)
Other, net	(9.7)	(14.6)
Consolidated operating earnings	74.5	53.0
Interest expense	(22.8)	(24.0)
Investment income	0.3	1.8
Earnings before provision for income taxes	$ 52.0	$ 30.8

*   The operating results of the Air Conditioning and Heating Products Segment for the three months ended October 4, 2003 include approximately $2,300,000 of severance and other costs associated with the closure of certain manufacturing facilities. The operating results of the Air Conditioning and Heating Products Segment for the three months ended October 4, 2003 also include approximately $400,000 of expenses associated with the start-up of a new manufacturing facility.

Net sales, operating earnings (loss) and pre-tax earnings (loss) from continuing operations for the Company's segments for the periods presented below were as follows:

	For the Periods		
	Post-Recapitalization	**Pre-Recapitalization**	
	Jan. 10, 2003 - Oct. 4, 2003	**Jan. 1, 2003 - Jan. 9, 2003**	**Jan. 1, 2002 - Sept. 28, 2002**
	(Amounts in millions)		
Net sales:			
Residential building products	$ 597.0	$ 16.4	$ 546.0
Air conditioning and heating products	527.7	8.6	513.9
Windows, doors and siding products	410.1	8.8	391.6
Consolidated net sales	$ 1,534.8	$ 33.8	$ 1,451.5
Operating earnings (loss):			
Residential building products	$ 100.2	$ 2.7	$ 92.5
Air conditioning and heating products *	53.4	(1.2)	52.8
Windows, doors and siding products *	50.1	(0.3)	58.8
Subtotal	203.7	1.2	204.1
Unallocated:			
Expenses and charges arising from the Recapitalization	---	(87.7)	(6.2)
Re-audit fees and expenses	---	---	(2.1)
1999 equity performance plan incentive	---	---	(4.4)
Strategic sourcing expense	(1.8)	(0.1)	(1.6)
Other, net	(26.3)	(0.2)	(37.9)
Consolidated operating earnings (loss)	175.6	(86.8)	151.9
Interest expense	(71.0)	(2.3)	(72.4)
Investment income	1.1	0.1	5.5
Earnings (loss) before provision (benefit) for income taxes	$ 105.7	$ (89.0)	$ 85.0

* The operating results of the Air Conditioning and Heating Products Segment for the period from January 10, 2003 to October 4, 2003 include approximately $3,700,000 of severance and other costs associated with the closure of certain manufacturing facilities. The operating results of the Air Conditioning and Heating Products Segment for the period from January 10, 2003 to October 4, 2003 also include approximately $1,000,000 of expenses associated with the start-up of a new manufacturing facility. The operating results of the Windows, Doors and Siding Products Segment for the period from January 10, 2003 to October 4, 2003 include approximately $600,000 of severance and other costs associated with the closure of certain manufacturing facilities and approximately $1,300,000 of costs and expenses for expanded distribution including new customers.

Depreciation and amortization expense, the non cash inventory write off of a portion of allocated purchase price and capital expenditures from continuing operations for the Company's segments for the three months ended October 4, 2003 and September 28, 2002 were as follows:

	For the Three Months Ended	
	Post-Recapitalization **October 4, 2003**	Pre-Recapitalization **September 28, 2002**
Non cash inventory write off of a portion of allocated purchase price:		
Residential building products	$ 0.3	$ ---
Air conditioning and heating products	---	---
Windows, doors and siding products	---	---
Consolidated inventory non cash charge	$ 0.3	$ ---
Depreciation and Amortization:		
Residential building products	$ 3.1	$ 3.8
Air conditioning and heating products	2.8	3.3
Windows, doors and siding products	3.7	3.5
Other	0.1	0.1
Consolidated depreciation and amortization expense	$ 9.7	$ 10.7
Capital Expenditures:		
Residential building products	$ 2.1	$ 1.6
Air conditioning and heating products	6.3	2.0
Windows, doors and siding products	1.5	2.3
Other	0.5	---
Consolidated capital expenditures	$ 10.4	$ 5.9

Depreciation and amortization expense, the non cash inventory write off of a portion of allocated purchase price and capital expenditures from continuing operations for the Company's segments for the periods presented below were as follows:

	For the Periods		
	Post-Recapitalization	**Pre-Recapitalization**	
	January 10, 2003 - Oct. 4, 2003	**January 1, 2003 - January 9, 2003**	**January 1, 2002 - Sept. 28, 2002**
Non cash inventory write off of a portion of allocated purchase price:			
Residential building products	$ 4.6	$ ---	$ ---
Air conditioning and heating products	0.6	---	---
Windows, doors and siding products	1.5	---	---
Consolidated inventory non cash charge	$ 6.7	$ ---	$ ---
Depreciation and Amortization:			
Residential building products	$ 9.4	$ 0.3	$ 11.8
Air conditioning and heating products	7.9	0.3	9.8
Windows, doors and siding products	10.7	0.3	10.6
Other	0.4	---	0.4
Consolidated depreciation and amortization expense	$ 28.4	$ 0.9	$ 32.6
Capital Expenditures:			
Residential building products	$ 6.3	$ 0.1	$ 5.3
Air conditioning and heating products	9.1	0.1	4.7
Windows, doors and siding products	5.9	0.3	5.9
Other	0.7	---	0.1
Consolidated capital expenditures	$ 22.0	$ 0.5	$ 16.0

H. On April 2, 2002, Ply Gem sold the capital stock of its subsidiary Hoover Treated Wood Products, Inc. ("Hoover"). On November 22, 2002, Ply Gem sold the capital stock of its subsidiary Richwood Building Products, Inc. ("Richwood"). The sale of these subsidiaries and their related operating results have been excluded from earnings from continuing operations and are classified as discontinued operations for all periods presented.

The following is a summary of the results of discontinued operations for the three and nine months ended September 28, 2002:

	Three Months Ended	Nine Months Ended
	September 28, 2002	
	(Amounts in thousands)	
	(Unaudited)	
Net Sales	$ 2,400	$ 24,400
Earnings before income taxes	$ 200	$ 2,500
Income tax provision	100	1,000
Earnings from discontinued operations	100	1,500
Gain on sale of discontinued operations net of tax provision of $1,200,000	---	4,200
Earnings from discontinued operations	$ 100	$ 5,700
Depreciation and amortization expense	$ 149	$ 742

I.   On October 9, 2003, the Company announced that it is exploring strategic alternatives for its Windows, Doors and Siding Products (WDS) Segment, including its possible sale. The Company has retained financial advisors to assist in exploring strategic alternatives for the WDS Segment. There can be no assurance that any transaction will result from the exploration process.

J.   SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143") addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002 with early adoption permitted. The Company adopted SFAS No. 143 on January 1, 2003. Adoption of this accounting standard was not material to the Company's Unaudited Financial Statements.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections" ("SFAS No. 145"), was issued in April 2002 and addresses the reporting of gains and losses resulting from the extinguishment of debt, accounting for sale-leaseback transactions and rescinds or amends other existing authoritative pronouncements. SFAS No. 145 requires that any gain or loss on extinguishment of debt that does not meet the criteria of APB 30 for classification as an extraordinary item shall not be classified as extraordinary and shall be included in earnings from continuing operations. The provisions of this statement related to the extinguishment of debt are effective for financial statements issued in fiscal years beginning after May 15,

2002 with early application encouraged. The Company adopted SFAS No. 145 on January 1, 2003 and adoption of this accounting standard was not material to the results presented in the Unaudited Financial Statements.

Effective January 1, 2003, the Company adopted SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"), which addresses the accounting and reporting for costs associated with exit or disposal activities, nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3") and substantially nullifies EITF Issue No. 88-10, "Costs Associated with Lease Modification or Termination" ("EITF 88-10"). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability for an exit cost as defined in EITF 94-3 was recognized at the date of an entity's commitment to an exit plan. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on the Company's Unaudited Financial Statements.

On December 31, 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") to provide alternative methods of transition to SFAS No. 123's fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, "Interim Financial Reporting". The Company accounts for stock-based compensation in accordance with APB No. 25, "Accounting for Stock Issued to Employees" ("APB No. 25"). The Company will provide the required disclosures under SFAS No. 148 in its quarterly report on Form 10-Q as filed with the SEC.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). Along with new disclosure requirements, FIN 45 requires guarantors to recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing the guarantee. This differs from the prior practice to record a liability only when a loss is probable and reasonably estimable. The recognition and measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company adopted the disclosure provisions of FIN 45 as of December 31, 2002 and adopted the entire interpretation on January 1, 2003. Adoption of FIN 45 was not material to the Company's Unaudited Financial Statements.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities – an Interpretation of ARB No. 51" ("FIN 46"). FIN 46 clarifies the application of ARB No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The consolidation requirements of FIN 46 apply to the

Company immediately for variable interest entities created after January 31, 2003 and for existing variable interest entities no later than the end of the first annual reporting period beginning after December 15, 2003. The Company is currently evaluating the impact of adopting FIN 46 on its consolidated financial statements.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS No. 149"), which clarifies the financial accounting and reporting proscribed by SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") for derivative instruments, including certain derivative instruments embedded in other contracts. Certain provisions of SFAS No. 149 related to implementation issues of SFAS No. 133 are already effective and other provisions related to forward purchases or sales are effective for both existing contracts and new contracts entered into after June 30, 2003. The Company has previously adopted SFAS No. 133, including the implementation issues addressed in SFAS No. 149, and is currently evaluating what impact, if any, the new provisions of SFAS No. 149 will have on its consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS No. 150"), which addresses the accounting and reporting for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and for all existing financial instruments beginning in the first interim period after June 15, 2003, except for mandatorily redeemable financial instruments of nonpublic entities, which are subject to the provisions for the first fiscal period beginning after December 15, 2004. The Company adopted SFAS No. 150 on July 1, 2003. Adoption of this accounting standard did not have a material impact on the Company's consolidated financial statements.

K.   The following is a summary of selected balance sheet amounts and ratios at October 4, 2003, January 9, 2003 and December 31, 2002:

	Balance at		
	October 4, 2003	**January 9, 2003**	**December 31, 2002**
		(Unaudited)	
		(Dollar amounts in thousands)	
Unrestricted cash, equivalents and marketable securities	$ 121,026	$ 140,303	$ 294,804 *
Accounts receivable less allowances.	301,037	223,462	225,632
Inventories.	211,326	179,626	175,885
Property and equipment, net.	377,306	267,083	266,993
Intangible assets, net	174,717	109,747	109,915
Goodwill.	844,023	551,505	551,162
Accounts payable.	150,089	127,697	126,400
Accrued expenses and taxes, net. .	188,149	187,853	169,746
Short-term borrowings and current maturities of indebtedness.	8,893	5,642	6,787
Long-term indebtedness	1,005,317 **	983,496	983,632
Stockholder's Investment.	517,838	156,702	317,505
Debt to equity ratio.	2.0:1	6.3:1	3.1:1

*   Approximately $167,348,000 was used on January 9, 2003 to redeem Nortek Holdings' Class B common stock and cash out stock options and pay certain fees and related costs of the Recapitalization (see Note C).

**   Long-term indebtedness includes approximately $11,440,035 of unamortized premium at October 4, 2003 resulting from the application of Push Down Accounting upon the Recapitalization (see Note A). At December 31, 2002, long-term indebtedness was net of approximately $4,953,000 of unamortized original issue discount based on historical accounting of the Company prior to the Recapitalization.